UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              Amendment No.  4


                           Falmouth Bancorp, Inc.
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                              (Name of Issuer)


                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)


                                 306763-10-3
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                               (CUSIP Number)


                              December 31, 2003
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  306763-10-3                                    Page 2 of 6 Pages


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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Santo P. Pasqualucci

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization    USA

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                  5.  Sole Voting Power            68,724
Number of         ---------------------------------------------------------
Shares            6.  Shared Voting Power          18,879
Beneficially      ---------------------------------------------------------
Owned by          7.  Sole Dispositive Power       66,571
Each              ---------------------------------------------------------
Reporting         8. Shared Dispositive Power      21,032
Person With
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person   87,603

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions):
      [ ]

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11.   Percent of Class Represented by Amount in Row (9)
      9.56% of 916,727 shares of Common Stock outstanding as of December 31, 2003.

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12.   Type of Reporting Person (See Instructions)      IN

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CUSIP NO.  306763-10-3                                    Page 3 of 6 Pages


Item 1(a).    Name of Issuer:

              Falmouth Bancorp, Inc. ("Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              20 Davis Straits
              Falmouth, Massachusetts 02540

Item 2(a).    Name of Person Filing:

              Santo P. Pasqualucci

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              c/o Falmouth Co-operative Bank
              20 Davis Straits
              Falmouth, Massachusetts 02540

Item 2(c).    Citizenship or Place of Organization:

              USA

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share ("Common Stock")

Item 2(e).    CUSIP Number:

              306763-10-3

Item 3. If This Statement is Filed Pursuant to [SECTIONS]240.13d-1(b), or 240.13d-2(b) or (c):

              Not Applicable.

Item 4.       Ownership.

              (a)   Amount beneficially owned:  87,603 shares

              (b)   Percent of class:  9.56%

              (c)   Number of shares as to which the person has:

                    (i)   sole voting power to vote or direct the vote:
                          68,724, which includes the following shares:

                          a.  3,231 shares allocated under the 1997
                              Recognition and Retention Plan for Outside
                              Directors, Officers and Employees of Falmouth Bancorp, Inc.;


CUSIP NO.  306763-10-3                                    Page 4 of 6 Pages


                          b.  4,217 shares held directly by Mr.
                              Pasqualucci;

                          c. 3,018 shares held in trust for the benefit of Mr. Pasqualucci's minor children; and

                          d. 58,258 shares granted as stock options, which are exercisable within 60 days of December 31, 2003.

                    (ii)  shared power to vote or to direct the vote:
                          18,879, which includes the following shares:

                          a. 9,879 shares allocated under the Falmouth Co-operative Bank Employee Stock Ownership Plan and Trust; and

                          b.  9,000 shares held in an IRA in Mr.
                              Pasqualucci's name.

                    (iii) sole power to dispose or to direct the
                          disposition of: 66,571 which includes the following shares:

                          a.  1,078 shares allocated under the 1997
                              Recognition and Retention Plan for Outside
                              Directors, Officers and Employees of Falmouth Bancorp, Inc, which shares vest within 60 days of December 31, 2003;

                          b.  4,217 shares held directly by Mr.
                              Pasqualucci;

                          c. 3,018 shares held in trust for the benefit of Mr. Pasqualucci's minor children; and

                          d. 58,258 shares granted as stock options, which are exercisable within 60 days of December 31, 2003.

                    (iv) shared power to dispose or to direct the disposition of: 21,032, which includes the following shares:

                          a. 9,879 shares allocated under the Falmouth Co-operative Bank Employee Stock Ownership Plan and Trust;

                          b.  9,000 shares held in an IRA in Mr.
                              Pasqualucci's name; and

                          c.  2,153 shares allocated under the 1997
                              Recognition and Retention Plan for Outside
                              Directors, Officers and Employees of Falmouth Bancorp, Inc

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.


CUSIP NO.  306763-10-3                                    Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the course of ordinary business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO.  306763-10-3                                    Page 6 of 6 Pages


                                 Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 2004

Signature:   /s/ Santo P. Pasqualucci
             ------------------------
Name/Title:  Santo P. Pasqualucci
             President and CEO